

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 21, 2011

Via E-mail
Ms. Lora Ho
Senior Vice President and Chief Financial Officer
Taiwan Semiconductor Manufacturing Company Limited
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

> **Re:** **Taiwan Semiconductor Manufacturing Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 1-14700**

Dear Ms. Ho:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief